EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Profit	$146	$111	$282	$252

Add:
Provision for income taxes	58	44	107	87

Profit before income taxes	$204	$155	$389	$339

Fixed charges:
Interest expense	$155	$187	$317	$378
Rentals at computed interest*	2	2	3	3

Total fixed charges	$157	$189	$320	$381

Profit before income taxes plus fixed charges	$361	$344	$709	$720

Ratio of profit before income taxes plus fixed charges to fixed charges	2.30	1.82	2.22	1.89

*Those portions of rent expense that are representative of interest cost.